Exhibit (h)(2)(ii)

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

Notification of Undertaking to Reimburse

Selected Fund Expenses and Waive Selected Fees

NOTIFICATION made as of September 15, 2014 by GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Advisor”), to GMO TRUST, a Massachusetts business trust (the “Trust”).

WHEREAS, the Advisor believes it would benefit from a high sales volume of shares of the Fund in that such a volume would maximize the Advisor’s fee as investment adviser to the Fund; and

WHEREAS, the Advisor has agreed to reimburse the Fund for selected Fund expenses and waive selected fees so as to reduce or eliminate certain costs otherwise borne by shareholders of the Fund and to enhance the returns generated by shareholders of the Fund.

NOW, THEREFORE, the Advisor hereby notifies the Trust that, provided that the fee rate set forth in (i) the Management Contract between GMO Benchmark-Free Bond Fund (the “Fund”), a series of the Trust, and the Advisor and (ii) the Amended and Restated Servicing and Supplemental Support Agreement between the Trust and the Advisor remain unchanged, the Advisor shall, as set forth below, pay a portion of the expenses of the Fund through September 30, 2015 (and any subsequent periods as may be designated by the Advisor by notice to the Trust).

Operating Expense Reimbursement

The Advisor will reimburse the Fund for the portion of its “Specified Operating Expenses” (as defined below) that exceeds 0.05% of the Fund’s average daily net assets.

Specified Operating Expenses

As used in this Notification, “Specified Operating Expenses” means: audit expenses, fund accounting expenses, pricing service expenses, expenses of non-investment related tax services, transfer agency expenses, expenses of non-investment related legal services provided to the Fund by or at the direction of the Advisor, federal securities law filing expenses, printing expenses, state and federal registration fees and custody expenses.

Management Fee Waiver

The Advisor will waive or reduce the Fund’s management fee, but not below zero, to the extent necessary to offset the management fees paid to the Manager that are directly or indirectly borne by the Fund as a result of the Fund’s direct or indirect investments in other series of the Trust (collectively, the “GMO Funds”).

Shareholder Service Fee Waiver

The Advisor will waive or reduce the shareholder service fee charged to holders of each class of shares of the Fund, but not below zero, to the extent necessary to offset the shareholder service fees directly or indirectly borne by the class of shares of the Fund as a result of the Fund’s direct or indirect investments in other GMO Funds.

Miscellaneous

In providing this Notification, the Advisor understands and acknowledges that the Trust intends to rely on this Notification, including in connection with the preparation and printing of the Trust’s prospectuses and its daily calculation of the net asset value of each class of shares of the Fund.

Please be advised that all previous notifications by the Advisor with respect to fee waivers and/or expense limitations regarding the Fund shall hereafter be null and void and of no further force and effect.

IN WITNESS WHEREOF, the Advisor has executed this Notification on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ J.B. Kittredge
Name:	J.B. Kittredge
Title:	General Counsel